UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Midgie's Good Cream Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 20, 2018
    Midgie's Good Cream Inc. (the "Company") is a Delaware Corporation, formed on February 2, 2021 upon our conversion from a California Limited Partnership called Midgie's Good Cream LP first formed on February 20, 2018. The Company is currently also conducting business under the name of ReThink Ice Cream.

Physical address of issuer
4020 Borders Drive, El Dorado Hills, CA 95762

Website of issuer
www.rethinkicecream.us

Name of intermediary through which the Offering will be conducted

MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
October 18, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (December 31, 2020)	**Prior fiscal year-end (December 31, 2019)**
Total Assets	$389,927.21	$355,505.52
Cash & Cash Equivalents	$86,361.67	$146,830.29
Accounts Receivable	$23,936.95	$18,264.25
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,799,825.20	$1,490,914.07
Revenues/Sales	$419,445.16	$447,096.28
Cost of Goods Sold	$315,103.89	$523,437.83
Taxes Paid	$0.00	$0.00
Net Income	-$917,021.63	-$1,392,280.82

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 24, 2021

FORM C/A

Up to $250,000.00

Midgie's Good Cream Inc.



Explanatory Note

Midgie's Good Cream Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on April 22, 2021. This Amendment is filed to update product information in the Company Summary attached hereto as (Exhibit B) and to update the Company's address.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Midgie's Good Cream Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," "our", or "ReThink Ice Cream"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

4

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The Intermediary will be entitled to receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Company equal to two percent (2%) of the total number of Securities sold by the Company in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.rethinkicecream.us no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or

Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is May 24, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH

INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.rethinkicecream.us

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Midgie's Good Cream Inc. (the "Company") is a Delaware Corporation, formed on February 2, 2021 upon our conversion from a California Limited Partnership called Midgie's Good Cream LP first formed on February 20, 2018. The Company is currently also conducting business under the name of ReThink Ice Cream.

The Company is located at 4020 Borders Drive, El Dorado Hills, CA 95762.

The Company's website is www.rethinkicecream.us.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

ReThink Ice Cream is a "better for you" ice cream brand that produces "tummy-friendly" decadent dairy ice cream, that's also low in sugar. Tummy-friendly because we use lactose-free A2/A2 dairy, do not use sugar alcohol to sweeten our ice cream, and use only a touch of organic agave. We target those consumers that have problems digesting dairy, the diabetic population, and the low sugar/general healthy lifestyle consumer.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 18, 2021
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We are early-stage company. We were originally formed as a California limited partnership on February 20, 2018 and later converted to a Delaware Corporation on February 2, 2021. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We need to continue as a going concern if our business is to succeed.

Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small companies and major companies operating worldwide, including Halo Top, Ben & Jerry's, Rebel Creamery, and Oatly. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on George Haymaker who is the Founder, Chief Executive Officer and director of the Company since September 2018 and Jordan Parker who is the Director of Marketing of the Company since April 2019 and Operations Manager of the Company since June 2019. The Company has or intends to enter into employment agreements with George Haymaker and Jordan Parker although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of George Haymaker, Jordan Parker, and or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on George Haymaker and Jordan Parker in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of George Haymaker and Jordan Parker die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive

advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.

In the United States we sell our products to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among ice cream food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding ice cream products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products. The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We are subject to governmental regulations affecting food ingredients and their preparation.
Federal, state, and local laws and regulations govern the production and distribution and advertising of food ingredients and various other matters. Noncompliance with such laws and regulations may cause FDA or any particular state or jurisdiction may restrict our ability to conduct business, and result in the imposition of significant remediation costs or fines.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The [list main ingredient] and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply

on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Offering Statement entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 93.38% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing

and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely

manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

ReThink Ice Cream is a "better for you" ice cream brand that produces "tummy-friendly" decadent dairy ice cream, that's also low in sugar. Tummy-friendly because we use lactose-free A2/A2 dairy, do not use sugar alcohol to sweeten our ice cream, and use only a touch of organic agave. We target those consumers that have problems digesting dairy, the diabetic population, and the low sugar/general healthy lifestyle consumer.

Business Plan

Our vision is to be the most loved and consumed better for you ice cream in the world. Our mission is to make the best-tasting and textured better for your dairy ice cream in the market that's available to everyone, no matter their health circumstances. Our business model is to operate with a low overhead, variable cost structure. We don't want to make or distribute our products ourselves, our focus is on growing the brand as quickly as possible. We partner with companies that are experts in those areas, and focus ourselves on branding, marketing, innovation and operational execution. We keep our full-time employee roles to a minimum and contract out a number of key roles to outside contractors. The objective is a low break-even point and on-going profitability to fund the growth of the business.

History of the Business

We are a Delaware Corporation, formed on February 2, 2021 upon our conversion from a California Limited Partnership called Midgie's Good Cream LP first formed on February 20, 2018. The Company is currently also conducting business under the name of ReThink Ice Cream.

We have recently pivoted and reworked our product formulation, brand positioning, messaging, and packaging to address a more specific market where we feel we have competitive advantage and that we can own.

The Company's Products and/or Services

Product / Service	Description	Current Market
14 oz. Containers	Various flavors using all-natural premium ingredients that are tummy-friendly, low in sugar, diabetic-friendly and infused with protein and collagen.	The dairy averse, diabetics and pre-diabetics, and general healthy lifestyle audience.
4 oz. Single Serve Cups	Various flavors using all-natural premium ingredients that are tummy-friendly, low in sugar, diabetic-friendly and infused with protein and collagen.	Hospitals, corporate cafes, health clubs, grab n go markets

We have no new products in development at this time.

We sell our products at 490 retailers on the West Coast.

Competition

The Company's primary competitors are Halo Top, Ben & Jerry's, Rebel Creamery, and Oatly, among others.

We aim to carve out an open space in the ice cream market because we are a "tummy-friendly" dairy ice cream and are the one of few brands that markets directly to the diabetic audience.

Customer Base

Individual consumers, hospitals, corporate cafes, and health clubs

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5651335	Ice Cream	ReThink Ice Cream	February 15, 2018	January 8, 2019	USA
5702989	Ice Cream	Ice Cream for a Healthy Lifestyle	August 18, 2018	March 19, 2019	USA
5702990	Ice Cream	Indulgence with Benefits	August 18, 2020	March 19, 2019	USA

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state, and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. Federal, state and local laws and regulations also govern the production and distribution and advertising of food ingredients and various other matters.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4020 Borders Drive, El Dorado Hills, CA 95762.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$12,500
Social Media Advertising	33.00%	$8,250	33.00%	$82,500
General Working Capital	20.00%	$5,000	20.00%	$50,000
PR	12.00%	$3,000	12.00%	$30,000
Sampling	16.00%	$4,000	16.00%	$40,000
Influencer Marketing	14.00%	$3,500	14.00%	$35,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering, and the Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Use of Proceeds would only change if an unexpected development arose that required cash. It is not our intent to change the use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

George Haymaker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder & CEO – February 2018 – present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

George Haymaker is the founder of ReThink and currently serves as the company's CEO. Prior to founding ReThink in 2018, Haymaker served as the operating partner of Counter Intelligence, where he oversaw operations for a nine-unit northern California group consisting of The Counter restaurant concept. Prior to Counter Intelligence, he served as CEO of TGEC Communications. Haymaker holds his bachelor's degree in Economics from Bucknell University.
Education Background

Bachelor's Degree, Economics, Bucknell University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	20,117,640
Amount outstanding	18,717,440
Voting Rights	One vote per share
Anti-Dilution Rights	ReThink received $20,000 in October 2020 as part of its participation in SKU's DFW Accelerator program. In exchange for the $20,000, SKU received 5% of all issued and outstanding units in the company on a fully diluted basis. SKU receives anti-dilution rights until the Company has consummated $500,000.00 in financing of any unit of limited partnership interest or other security representing equity ownership of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

1,400,200 shares of common stock have been reserved for the Company's Equity Incentive Plan. Currently, 1,400,200 shares are issued and outstanding.

In addition to the convertible notes described below, the Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Redwood Credit Union
Amount outstanding	$1,404,738.61
Interest rate and payment schedule	The interest rate is equal to the prime rate[1] + 2% and is subject to annual adjustment. Monthly payments of $17,805.27 on the 15th of the month
Amortization schedule	Monthly payments
Describe any collateral or security	Mortgage of real property
Maturity date	July 31, 2029
Other material terms	Interest on this loan will fluctuate. The initial interest rate is 7.50% per year. The borrower must pay a total of 3 payments of interest on the disbursed principal balance beginning one month from the month of initial disbursement on this loan and every month thereafter; payment must be made on the fifteenth calendar day in the months they are due. The SBA has made payments on this loan as part of the Covid assistance programs to small businesses.

(1) The U.S. prime rate as published by the *Wall Street Journal* is 3.25% as of the date of the Form C/A. The rate is subject to change; current information can be found at https://www.wsj.com/market-data/bonds/moneyrates.

Type of debt	Founder Loan
Name of creditor	George Haymaker
Amount outstanding	$100,000.00
Interest rate and payment schedule	0%
Amortization schedule	Loan to be repaid upon the company's ability to raise capital after January 1, 2021 in excess of $250,000 from the proceeds raised in excess of $250,000.
Describe any collateral or security	None
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	2	$70,000.00	Working Capital	May 8, 2020	Section 4(a)(2)

Ownership

A majority of the Company is owned by George Haymaker.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
George Haymaker and Kim Haymaker Trust	93.38%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has been self-funded to date with owner's equity and an SBA loan. We are now seeking to raise capital primarily for marketing to grow sales. This new round of funding will be enough to fund the next year of operations at which time we project to be profitable. Our significant challenges have been to get our product formulation, brand positioning, messaging, and packaging exactly right, which we feel is behind us now.

New funds will be primarily and almost entirely in marketing. The number one priority for us and the quickest path to profitability is to grow sales.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have limited cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 Crowd Notes for up to $250,000.00 in principal amount. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 18, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount (which is 20%), and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($5 million) depending on whether the Purchaser is an early bird investor), as defined below by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the Company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher of value (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, iii) as part of an Offering registered with the SEC, or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	George Haymaker
Relationship to the Company	Shareholder, CEO, Founder
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Company received the loan
Description of the transaction	Founder made a loan to the company on December 31, 2020

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/George Haymaker
(Signature)

George Haymaker
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/George Haymaker
(Signature)

George Haymaker
(Name)

Director
(Title)

May 24, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, George Haymaker, being the founder and Chief Executive Officer of Midgie's Good Cream Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2020 the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019 and 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information of the Company included in this Form C/A reflects accurately the information that would be reported in such tax returns.

/s/George Haymaker
(Signature)

George Haymaker
(Name)

Managing Member
(Title)

May 24, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

Midgie's Good Cream LP dba Re:THINK Ice Cream
Balance Sheet
As of December 31, 2020

		Total
	As of Dec 31, 2020	As of Dec 31, 2019 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1000 BUSINESS CHECKING (XXXXXX0235) (235))	1,946.40	146,830.29
1002 Mechanics 1225	84,415.27	
Total Bank Accounts	$ 86,361.67	$ 146,830.29
Accounts Receivable		
1001 Accounts Receivable (A/R)	23,936.95	18,264.25
Total Accounts Receivable	$ 23,936.95	$ 18,264.25
Other Current Assets		
2000 Ingredient Inventory	4,158.80	4,158.80
2001 Inventory Asset	104,921.98	37,224.80
2002 Redwood Shared Savings	1,000.06	1,000.06
2004 Undeposited Funds	0.00	0.00
Total Other Current Assets	$ 110,080.84	$ 42,383.66
Total Current Assets	$ 220,379.46	$ 207,478.20
Fixed Assets		
2005 Equipment	11,209.77	11,209.77
2007 Brand Development - Internet	552.05	552.05
2008 Brand Development Consultations	56,325.47	56,325.47
2009 Trademark	1,225.00	1,225.00
Total Fixed Assets	$ 69,312.29	$ 69,312.29
Other Assets		
2011 Auto #2	54,885.04	42,571.14
2012 Automobile Purchase	36,350.42	36,143.89
Rex Creamery	9,000.00	
Total Other Assets	$ 100,235.46	$ 78,715.03
TOTAL ASSETS	$ 389,927.21	$ 355,505.52
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2013 Accounts Payable (A/P)	64,513.01	19,984.30
Total Accounts Payable	$ 64,513.01	$ 19,984.30
Credit Cards		
2014 Amex 1044	17,949.66	47,969.77
Total Credit Cards	$ 17,949.66	$ 47,969.77
Other Current Liabilities		
3000 Payroll Liabilities	0.00	0.00
3001 Business Loans		

3001.a Loan Redwood Credit Union		1,404,738.61	1,440,457.87
Total 3001 Business Loans	$	**1,404,738.61** $	**1,440,457.87**
3003 Due to George and Kimberly Haymaker		100,000.00	48,625.92
3003.1 Loan Interest Accrual		1,519.55	1,519.55
Total 3003 Due to George and Kimberly Haymaker	$	**101,519.55** $	**50,145.47**
3004 Sales Tax Payable		-38.85	310.73
3005 Due to Moresco		44,074.80	
Accrued Expenses		-2,703.91	
EIDL Loan Payable		149,900.00	
PPP Loan Payable		102,335.00	
Total Other Current Liabilities	$	**1,799,825.20** $	**1,490,914.07**
Total Current Liabilities	$	**1,882,287.87** $	**1,558,868.14**
Total Liabilities	$	**1,882,287.87** $	**1,558,868.14**
Equity			
4000 Opening Balance Equity		0.00	-16,397.67
4001 George and Kimberly Haymaker		1,121,625.92	600,000.00
4002 Retained Earnings		-1,786,964.95	-394,684.13
Deborah Borlase		50,000.00	
Laurel Lagenour		20,000.00	
SKU DFW Track 1, LLC		20,000.00	
Net Income		-917,021.63	-1,392,280.82
Total Equity	-$	**1,492,360.66** -$	**1,203,362.62**
TOTAL LIABILITIES AND EQUITY	$	**389,927.21** $	**355,505.52**

Midgie's Good Cream LP dba Re:THINK Ice Cream
Profit and Loss
January - December 2019

	Total
Income	
5000 Income	0.00
5000.1 Sales of Product Income	0.00
5000.a Distributor Case	447,158.40
5000.b Off-Invoice Discounts	-57,849.51
7039 Wholesale Promotional Expenses	0.00
7039.1 Activation Fees	-3,950.00
7039.2 Manufacturer Chargeback	-28,392.38
7039.3 Early Payment Discount	-8,208.41
7039.4 Marketing and Promotional Expenses	-4,277.21
7039.5 Spoilage Allowance	-626.15
Total 7039 Wholesale Promotional Expenses	-$ 45,454.15
Total 5000.a Distributor Case	$ 343,854.74
5000.c Independent Retailer Case	81,258.80
5000.e Retail Pints and Cups	9,884.43
Total 5000.1 Sales of Product Income	$ 434,997.97
5001 Freezer Income	0.00
5001.a Freezer Rental	19.85
Total 5001 Freezer Income	$ 19.85
5002 Event Income	0.00
5002.a Event Sales	2,036.00
5002.b Booking Fee	2,304.00
5002.c Merchandise Sales	600.00
Total 5002 Event Income	$ 4,940.00
Total 5000 Income	$ 439,957.82
Total Income	$ 439,957.82
Cost of Goods Sold	
6000 Cost of Goods Sold	0.00
6000.1 Base Mix Ingredients (except Milk & Cream)	89,485.77
6000.2 Flavoring & Inclusions	90,151.85
6000.3 Packaging	94,577.05
6000.4 Tolling (Pasteurizing & Manufacturing)	208,585.71
6000.5 Freezer Storage	36,045.25
6000.6 Freight	5,250.10
6000.7 Independent Retailer Distribution	35,901.90
Total 6000 Cost of Goods Sold	$ 559,997.63
6001 Inventory Adjustment	-37,224.80
6002 Inventory Shrinkage	0.00
COGS - Other	665.00
Total Cost of Goods Sold	$ 523,437.83
Gross Profit	(83,480.01)

Expenses

7000 Marketing Expense	0.00
7000.a Broker Fees	6,000.00
7000.b Public Relations	54,652.75
7000.d PR & Influencer Samples	2,362.80
7000.e Social Media Content	1,166.00
7000.f Social Media (Advertising)	72,721.84
7000.g Social Media (Account Management)	36,129.00
7000.h Influencer Marketing	700.00
7000.i Graphic Design	29,792.22
7000.j Event Fees	46,390.42
7000.m Demos (Supplies)	46,120.01
7000.o Branding and Promo	25,201.84
7000.p Coupon Redemptions	44,681.53
Total 7000 Marketing Expense	**$ 365,918.41**
7001 Labor Expense	0.00
7001.a Corporate Payroll (Salaries)	263,271.16
7001.b Demos (Labor)	170,810.16
7001.c Outside Demo Companies	11,967.26
7001.d Contractors	9,120.01
7001.f Workers Comp	1,806.07
7001.g Medical/Dental	7,967.00
7001.i Payroll Taxes	39,376.15
7001.j Payroll Processing Fees	3,397.74
7001.k Guaranteed Payment GH	105,000.00
Total 7001 Labor Expense	**$ 612,715.55**
7002 Office/General Administrative Expenses	0.00
7004 Automobile Expense	0.00
7004.1 Auto	1,147.28
7004.2 Office/Auto Stipend	25,965.65
7004.3 Fuel	12,256.99
7004.4 Parking	1,816.00
Total 7004 Automobile Expense	**$ 41,185.92**
7005 Bookkeeping	13,837.88
7007 Dues & subscriptions	15,027.88
7009 Insurance Expense	0.00
7009.2 Insurance - Auto	4,156.00
7009.3 Insurance - Life	4,450.29
Total 7009 Insurance Expense	**$ 8,606.29**
7010 License and Permits	708.92
7011 Office Supplies	6,179.57
7012 Printing	8,793.11
7013 Professional Services	0.00
7013.1 Consulting	41,197.83
7013.2 Legal	6,966.25
7013.3 Tax Prep	7,643.13
Total 7013 Professional Services	**$ 55,807.21**

7015 Travel		0.00
7015.1 Loging		20,754.68
7015.2 Meals and Entertainment		4,222.48
7015.3 Travel		23,334.80
Total 7015 Travel	$	**48,311.96**
7016 Website and Online		5,414.62
7017 Rent Expenses		0.00
7017.2 Storage		3,673.34
Total 7017 Rent Expenses	$	**3,673.34**
7018 Research and Development		36,086.31
7019 E-commerce		1,636.43
7022 Supplies		37,303.06
7023 Bank Service Charges		851.05
7024 Cash Over/Short		-506.10
7025 Credit Card Fees		0.00
7025.1 Shopify Fees		103.74
7025.2 Square Fees		214.59
Total 7025 Credit Card Fees	$	**318.33**
7026 Delivery and Freight		20.03
7028 Donations		920.00
7029 Equipment Rental		-66.12
7030 Freezer Purchases		12,118.77
7031 Interest Expense		26,558.93
7033 Shipping		0.00
7033.1 Postage		14,246.28
7033.2 Postage and Shipping Offset		-594.70
Total 7033 Shipping	$	**13,651.58**
7036 QuickBooks Payments Fees		66.34
Total 7002 Office/General Administrative Expenses	$	**336,505.31**
Total Expenses	$	**1,315,139.27**
Net Operating Income		**(1,398,619.28)**
Other Income		
8000 Dividend Income		0.06
8001 Other Income		7,138.40
Total Other Income	$	**7,138.46**
Other Expenses		
9001 CA Franchise Tax		800.00
Total Other Expenses	$	**800.00**
Net Other Income	$	**6,338.46**
Net Income		**($1,392,280.82)**

Midgie's Good Cream LP dba Re:THINK Ice Cream
Profit and Loss
January - December 2020

	Total
Income	
5000 Income	0.00
5000.1 Sales of Product Income	0.00
5000.a Distributor Case	507,968.84
5000.b Off-Invoice Discounts	-33,348.52
7039 Wholesale Promotional Expenses	0.00
7039.1 Activation Fees	-6,750.00
7039.2 Manufacturer Chargeback	-75,983.56
7039.3 Early Payment Discount	-9,106.57
7039.4 Marketing and Promotional Expenses	-5,094.93
7039.5 Spoilage Allowance	-2,533.51
7039.6 Slotting	-21,987.00
Total 7039 Wholesale Promotional Expenses	-$ 121,455.57
Total 5000.a Distributor Case	$ 353,164.75
5000.c Independent Retailer Case	41,839.20
5000.e Retail Pints and Cups	24,441.21
Total 5000.1 Sales of Product Income	$ 419,445.16
5002 Event Income	0.00
5002.c Merchandise Sales	0.00
Total 5002 Event Income	$ 0.00
Total 5000 Income	$ 419,445.16
Total Income	$ 419,445.16
Cost of Goods Sold	
6000 Cost of Goods Sold	0.00
6000.1 Base Mix Ingredients (except Milk & Cream)	51,124.11
6000.2 Flavoring & Inclusions	45,273.30
6000.3 Packaging	54,805.25
6000.4 Tolling (Pasteurizing & Manufacturing)	333,380.01
6000.5 Freezer Storage	36,399.59
6000.6 Freight	13,203.57
6000.7 Independent Retailer Distribution	3,356.00
Total 6000 Cost of Goods Sold	$ 537,541.83
6001 Inventory Adjustment	-222,437.94
Total Cost of Goods Sold	$ 315,103.89
Gross Profit	$104,341.27
Expenses	
7000 Marketing Expense	0.00
7000.a Broker Fees	12,500.00
7000.b Public Relations	36,990.00
7000.c Product Sampling	85,393.52
7000.d PR & Influencer Samples	12,614.33

7000.e Social Media Content		350.00
7000.f Social Media (Advertising)		72,432.37
7000.g Social Media (Account Management)		41,988.00
7000.h Influencer Marketing		30,050.00
7000.i Graphic Design		33,500.00
7000.j Event Fees		-7,346.38
7000.m Demos (Supplies)		1,584.24
7000.o Branding and Promo		4,290.92
7000.p Coupon Redemptions		9,441.00
7000.q Free Fills		43,873.00
7000.r Traditional Marketing		10,000.00
Total 7000 Marketing Expense	**$**	**387,661.00**
7001 Labor Expense		0.00
7001.a Corporate Payroll (Salaries)		60,966.60
7001.b Demos (Labor)		25,815.00
7001.c Outside Demo Companies		1,385.00
7001.d Contractors		142,217.66
7001.f Workers Comp		1,329.54
7001.g Medical/Dental		12,372.00
7001.i Payroll Taxes		8,294.56
7001.j Payroll Processing Fees		1,516.43
7001.k Guaranteed Payment GH		30,000.00
Total 7001 Labor Expense	**$**	**283,896.79**
7002 Office/General Administrative Expenses		0.00
7004 Automobile Expense		0.00
7004.1 Auto		3,450.79
7004.2 Office/Auto Stipend		8,011.11
7004.3 Fuel		10,537.72
7004.4 Parking		425.94
Total 7004 Automobile Expense	**$**	**22,425.56**
7005 Bookkeeping		24,300.00
7007 Dues & subscriptions		18,488.10
7009 Insurance Expense		0.00
7009.2 Insurance - Auto		7,634.67
7009.3 Insurance - Life		1,949.16
Total 7009 Insurance Expense	**$**	**9,583.83**
7010 License and Permits		442.00
7011 Office Supplies		3,637.48
7012 Printing		5,153.36
7013 Professional Services		0.00
7013.1 Consulting		23,816.41
7013.2 Legal		6,657.50
7013.3 Tax Prep		8,968.13
Total 7013 Professional Services	**$**	**39,442.04**
7015 Travel		0.00
7015.1 Loging		6,602.81
7015.2 Meals and Entertainment		2,506.72

7015.3 Travel		2,197.38
Total 7015 Travel	**$**	**11,306.91**
7016 Website and Online		4,951.11
7017 Rent Expenses		0.00
7017.2 Storage		8,523.00
Total 7017 Rent Expenses	**$**	**8,523.00**
7018 Research and Development		25,376.38
7022 Supplies		5,831.19
7023 Bank Service Charges		851.76
7024 Cash Over/Short		-211.23
7025 Credit Card Fees		0.00
7025.1 Shopify Fees		517.07
7025.2 Square Fees		142.14
Total 7025 Credit Card Fees	**$**	**659.21**
7026 Delivery and Freight		3,395.76
7029 Equipment Rental		4,660.81
7030 Freezer Purchases		11,687.50
7031 Interest Expense		13,670.59
7033 Shipping		0.00
7033.1 Postage		17,589.87
7033.2 Postage and Shipping Offset		-2,534.09
7033.3 Shipping Supplies		6,027.10
Total 7033 Shipping	**$**	**21,082.88**
7036 QuickBooks Payments Fees		281.83
7038 Utilities		639.00
Total 7002 Office/General Administrative Expenses	**$**	**236,179.07**
Total Expenses	**$**	**907,736.86**
Net Operating Income		**(803,395.59)**
Other Expenses		
9001 CA Franchise Tax		1,625.00
9003 Obsolete Packaging		74,074.80
9004 Product Liquidation		37,926.24
Total Other Expenses	**$**	**113,626.04**
Net Other Income	**-$**	**113,626.04**
Net Income		**(917,021.63)**

Tuesday, Mar 16, 2021 03:10:50 PM GMT-7 - Accrual Basis

Midgie's Good Cream LP dba Re:THINK Ice Cream

STATEMENT OF CASH FLOWS
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	-1,392,280.82	-881,617.96	$ -2,273,898.78
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
1001 Accounts Receivable (A/R)	-10,078.65	-13,980.64	$ -24,059.29
2001 Inventory Asset	-36,879.80	-67,697.18	$ -104,576.98
2002 Redwood Shared Savings	-1,000.06		$ -1,000.06
Rex Creamery		-9,000.00	$ -9,000.00
2013 Accounts Payable (A/P)	19,979.30	16,120.27	$36,099.57
2014 Amex 1044	16,595.19	-13,622.44	$2,972.75
3000 Payroll Liabilities	0.00		$0.00
3001.a Business Loans:Loan Redwood Credit Union	1,440,457.87	-35,719.26	$1,404,738.61
3003 Due to George and Kimberly Haymaker	48,625.92	573,000.00	$621,625.92
3003.1 Due to George and Kimberly Haymaker:Loan Interest Accrual	1,519.55		$1,519.55
3004 Sales Tax Payable	279.73	-349.58	$ -69.85
3005 Due to Moresco		44,074.80	$44,074.80
Accrued Expenses		-2,703.91	$ -2,703.91
EIDL Loan Payable		149,900.00	$149,900.00
PPP Loan Payable		102,335.00	$102,335.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,479,499.05	742,357.06	$2,221,856.11
Net cash provided by operating activities	$87,218.23	$ -139,260.90	$ -52,042.67
INVESTING ACTIVITIES			
2011 Auto #2	-42,571.14	-12,313.90	$ -54,885.04
2012 Automobile Purchase	-36,143.89	-206.53	$ -36,350.42
Net cash provided by investing activities	$ -78,715.03	$ -12,520.43	$ -91,235.46
FINANCING ACTIVITIES			
4000 Opening Balance Equity	0.00	0.00	$0.00
4001 George and Kimberly Haymaker	121,374.08		$121,374.08
Deborah Borlase		50,000.00	$50,000.00
Laurel Lagenour		20,000.00	$20,000.00
SKU DFW Track 1, LLC		20,000.00	$20,000.00
Net cash provided by financing activities	$121,374.08	$90,000.00	$211,374.08
NET CASH INCREASE FOR PERIOD	$129,877.28	$ -61,781.33	$68,095.95

MIDGIE'S GOOD CREAM LP
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIODS 12/31/2018, 12/31/2019 & 12/31/2020

	COMMON STOCK NUMBER	COMMON STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at 12/31/2017		$ -	$ -	$ (21,011)	$ -
Issuance of Stock	400	$ 478,626	$ -	$ -	$ 478,626
Net Income				$ (390,071)	
Balance at 12/31/2018	**400**	**$ 478,626**	**$ -**	**$ (411,082)**	**$ 67,544**
Issuance of Stock	1140	$ 121,374	$ 1,500,000		$ 1,621,374
Net Income				$ (1,392,281)	
Balance at 12/31/2019	**1140**	**$ 600,000**	**$ 1,500,000**	**$ (394,684)**	**$ 1,203,363**
Issuance of Stock	472	$ 541,626	$ 322,035		$ 863,661
Net Income				$ (881,618)	
Balance at 12/31/2020	**2012**	**$ 1,211,626**		**$ (1,786,965)**	**$ 1,473,355**

NOTE 1 - NATURE OF BUSINESS

Organization and Nature of Business
Midgie's Good Cream, Inc. (dba ReThink Ice Cream (the "Company") is a C-corporation incorporated in Delaware as of 02/02/2021 and is headquartered in Napa, CA. ReThink makes better for you dairy ice cream. We make revenue by selling our products in grocery stores and foodservice environments like hospitals.

The Company was incorporated in DE under the name Midgie's Good Cream, Inc. on 2/2/2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met.

- Delivery of products to the customer has occurred.

Sales/Income
Gross sales are reduced by distributor chargebacks, early payment discounts, retailer promotional discounts, activations fees, and spoilage allowances to arrive at net income/net sales.

Cost of Goods Sold
All costs of manufacturing including ingredients, packaging, manufacturing (tolling), transfer freight to storage, and storage costs are included in total Cost of Goods.

Inventory
Inventory is adjusted monthly, stated at cost, and is accounted for using the first-in-first-out method ("FIFO"). Drops in inventory increase cost of goods for the period, and increases in inventory reduce cost of goods for the period. The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2019 and 2020 the Company determined no such impairment charge necessary.

Marketing Costs
The Company's marketing and advertising costs are expensed as incurred. Broker fees and free fills (product required to get placement on retailer shelves) are considered and recorded as marketing costs.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the cash equivalents that the Company had includes bank deposits. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangible Assets
Intangible assets consist of trademarks and patents, app development and design. These assets are purchased or developed by the Company and are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at either 12/31/19 or 12/31/20.

Income Taxes

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss of $2,000,000 which it may receive future tax benefits. However, as of December 31, 2020 no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

NOTE 3 -- GOING CONCERNS

Going Concern Matters

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $3,000,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, manufacturing complexities and changes to consumers needs and tastes.

EXHIBIT B

Company Summary



Company: ReThink Ice Cream

Market: Consumer Goods

Product: All-natural, "tummy friendly" dairy ice cream

Company Highlights
- Products currently available in over 490 retailers, including select Whole Foods, Lucky, Raley's, and Save Mart locations
- Generated revenue of $419,445 in 2020
- Currently holds distribution agreements with United Natural Foods (UNFI) and KeHE
- Participated in SKU DFW accelerator in 2020

EXECUTIVE SNAPSHOT

Founded in 2018, ReThink has created a dairy-based ice cream that is low sugar* and "tummy-friendly" without sacrificing flavor, texture, or ingredient integrity. Made with lactose-free A2/A2 dairy, no sugar alcohol, all-natural ingredients, collagen, whey protein isolate, and prebiotic fiber, ReThink ice cream hopes to offer a health-conscious treat that more individuals can enjoy. The company currently offers 10 flavors in two sizes: pints and 4oz single-serve cups. ReThink products can be found in over 490 retailers across the western United States, including Whole Foods, Lucky, Raley's, and Save Mart. The company hopes to raise $250,000 to accelerate its marketing efforts.

 

 

* "Low sugar" as used here and through the offering materials means 65% less sugar than in typical ice cream.

PERKS

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

$250 – $50 Gift Card

$500 – Single Shipment of 8 pack Case

$1,000 – 2 Shipments of 8 pack case (2 x in Year 1)

$2,500 – 4 Shipments of 8 pack case (4 x in Year 1) + Participation in New Flavor Development Council



$5,000 – 6 Shipments of 8 pack case (6 x in Year 1) + Participation in New Flavor Development Council +ReThink Ice Cream Swag bag

$10,000 – 8 Shipments of 8 pack case (8 x in Year 1) + Participation in New Flavor Development Council + ReThink Ice Cream Yeti Cooler

$25,000+ – 12 Shipments of 8 pack case (12 x in Year 1) + Participation in New Flavor Development Council + ReThink Ice Cream Yeti Cooler + tour of ice cream manufacturing facility

COMPANY SUMMARY

Opportunity

In the U.S., ice cream is among the most popular dessert options, with the average American consuming 23 pounds of ice cream per year.[i] Despite its popularity, many individuals cannot eat traditional ice cream due to lactose intolerance or other dietary restrictions imposed by diseases such as diabetes. It is estimated that approximately 65% of the human population has a reduced ability to digest lactose[ii] and that 463 million people between the ages of 20 and 79 live with diabetes. [iii] For these individuals, substitutes such as alternative milk ice cream or low sugar ice cream are available but may lack the texture, consistency, or natural ingredients offered by traditional ice creams.

Founded in 2018, ReThink has created a dairy-based ice cream that is low sugar and tummy-friendly without skimping on flavor, texture, or ingredient integrity. ReThink uses lactose-free A2/A2, dairy which does not contain the A1 protein often attributed to dairy intolerance. [iv] Made with no sugar alcohol, all-natural ingredients, collagen, whey protein isolate, and prebiotic fiber, ReThink Ice Cream hopes to offer a health-conscious treat that more individuals can enjoy.

Product

ReThink offers consumers diabetic and tummy-friendly ice cream that is intended to provide a healthier alternative to traditional ice cream without sacrificing flavor, texture, or consistency. All ReThink ice cream is lactose-free and made with A2/A2 dairy, which only contains the protein A2 beta-casein. According to studies, A1 beta-casein, found in regular milk alongside A2, is digested differently than A2 and is believed to be the main contributor to adverse gastrointestinal effects.[v]

ReThink's line of ice creams is also infused with collagen and whey protein isolate, and prebiotic fiber to further promote potential health benefits. Additional features include:

- Low sugar
- No sugar alcohols (i.e., Erythritol)
- Gluten-free
- All-natural ingredients
- Keto-friendly

Currently, ReThink offers 10 flavors of ice cream, including:





A2/A2 DAIRY
ReThink
ICE CREAM
ALMOND with CHOCOLATE FLAKES
LOW SUGAR
TUMMY FRIENDLY

Almond with Chocolate Flakes

Reminiscent of homemade marzipan, this rich and creamy almond ice cream is packed with chunks of roasted almonds and dark chocolate flakes.



A2/A2 DAIRY
ReThink
ICE CREAM
BLACK CHERRY VANILLA
LOW SUGAR
TUMMY FRIENDLY

Black Cherry Vanilla

Rich black cherries coupled with pure Madagascar vanilla ice cream create a velvety smooth texture and a rich creamy taste.



A2/A2 DAIRY
ReThink
ICE CREAM
CARDAMOM PISTACHIO
LOW SUGAR
TUMMY FRIENDLY

Cardamom Pistachio

An old-time favorite, pistachio ice cream, complemented by cardamom sprinkles and chunks of pistachios.



A2/A2 DAIRY
ReThink
ICE CREAM
CHOCOLATE MAJESTY
LOW SUGAR
TUMMY FRIENDLY

Chocolate Majesty

Chocolate ice cream made with San Francisco-based Ghirardelli Majestic Cocoa and sprinkled with dark chocolate flakes. Rich, creamy and fit for royalty.



A2/A2 DAIRY
ReThink
ICE CREAM
CHOCOLATE ALMOND BUTTER
LOW SUGAR
TUMMY FRIENDLY

Chocolate Almond Butter

Featuring decadent chocolate flakes swimming in creamy chocolate ice cream ribboned with almond butter.



A2/A2 DAIRY
ReThink
ICE CREAM
COFFEE HAZELNUT
LOW SUGAR
TUMMY FRIENDLY

Coffee Hazelnut

The aroma and flavors of everyone's favorite morning ritual in a coffee-infused ice cream finished with chunks of roasted hazelnuts.





A2/A2 DAIRY
ReThink
ICE CREAM
LEMON POPPY SEED
LOW SUGAR*
TUMMY FRIENDLY

Lemon with Poppy Seed

A favorite scone flavor in ice cream form, with the essence of Napa Valley's favorite citrus combined with generous sprinkles of poppy seeds.



A2/A2 DAIRY
ReThink
ICE CREAM
MINT with CHOCOLATE FLAKES
LOW SUGAR*
TUMMY FRIENDLY

Mint with Chocolate Flakes

This classic ice cream flavor balances the essence of fresh garden mint with the richness of dark chocolate flakes scattered in every scoop..



A2/A2 DAIRY
ReThink
ICE CREAM
STRAWBERRY CHIA SEED
LOW SUGAR*
TUMMY FRIENDLY

Strawberry with Chia Seed

Sweet, juicy strawberry ice cream swirls around fiber-rich chia seeds creating a healthier twist on a classic favorite.



A2/A2 DAIRY
ReThink
ICE CREAM
VANILLA SUPREME
LOW SUGAR*
TUMMY FRIENDLY

Vanilla Supreme

Made with Madagascar vanilla, the gold standard, this is vanilla ice cream at its best.

ReThink's current flavors have the following nutritional fact ranges per serving (2/3 cup):

- Protein – 4 to 5 grams
- Sugar – 10 to 14 grams
- Calories – 220 to 300
- Net Carbs – 10 to 15 grams

Use of Proceeds

ReThink anticipates using the proceeds of this crowdfunding raise to accelerate marketing efforts and bolster working capital.



Product Roadmap

ReThink recently released a new formulation and new packaging of its product. The new formulation resulted in a softer and creamier texture right out of the freezer along with some additional potential health benefits. Future recipe development includes looking at ingredients that will lower sugar content even more, as well as adding additional flavors.

Business Model

ReThink's products are available for purchase at select retailers across the United States, as well as online through the company's website. The company offers both pints and 4oz single-serve cups, which the company markets to hospitals, corporate cafes, and health clubs.

- **Retailers –** ReThink pints retail for $6.99 but are regularly put on sale for $5.99. ReThink sells the pints for $3.90 wholesale to distributors. ReThink 4 oz. cups retail for $3.50 and are sold wholesale for $2.00.
- **Online –** Customers can purchase pints for $5.99 a pint. ReThink charges a flat shipping fee of $14.99 for "West Coast" orders (CA, WA, OR, ID, NV, UT, AZ) with a four-pint minimum order. For states outside of the West Coast, ReThink charges a flat rate of $65 to cover the costs of 2-day air shipping.

Each ReThink pint costs $1.75 on average to produce, while 4 oz. cups cost $0.95.



Retailers

Currently, ReThink's products can be found in over 490 retailers across California, Utah, Nevada, Idaho, Montana, Oregon, and Washington. Select retailers include Whole Foods, Lucky, Raley's, and Save Mart.






Distribution Agreements

ReThink has distribution agreements with the following natural foods distributors:

- United Natural Foods (UNFI) – largest publicly traded wholesale distributor delivering healthier food options to people throughout the U.S. and Canada. UNFI currently distributes over 250,000 products to more than 30,000 customers.[vi]
- KeHE Distributors – Illinois-based company distributing over 70,000 products to over 12,000 customers, including 23 of the 50 largest national retailers.[vii]




Accelerator

In 2020, ReThink participated in SKU's inaugural DFW accelerator. Launched in 2011, Austin-based SKU is a consumer product goods (CPG) accelerator co-founded by Clayton Christopher of Sweet Leaf Tea and Deep Eddy Vodka. Past SKU cohort participants include Siete, Austin Eastciders, Dude Wipes, and Blenders & Bowls.[viii]




In the first two months of 2021, ReThink generated revenue of $40,374. In 2020, the company generated revenue of $419,445, a 6% decrease from 2019, in which the company generated $447,096. The company attributes the decrease to factors related to the pandemic, as well as a drop-off in marketing as it prepared for the recent reformulation and repackaging of the product. From January 2019 to February 2021, the company has generated revenue totaling $906,915. In Q2 2019, ReThink generated record revenue of $136,613, due primarily to increased wholesale revenues from distributor purchases.



In the first two months of 2021, ReThink incurred expenses of $156,635. In 2020, the company incurred expenses of $1,336,467, a 27% decrease from 2019, in which the company incurred expenses of $1,839,377. From January 2019 to February 2021, the company incurred total expenses of $3,332,478. ReThink's expenses have steadily declined since their launch. In August 2020, the company established a new co-packer relationship, lowering their tolling costs significantly while improving margins.





A detailed breakdown of ReThink's expenses across 2020 and 2019 are as follows:





In the first two months of 2021, ReThink incurred a net loss of $116,261. In 2020, the company incurred a net loss of $917,022, an improvement from 2019, in which the company incurred a net loss of $1,392,281. From January 2019 to February 2021, the company has incurred a total net loss of $2,425,563. In 2020, ReThink averaged a monthly burn rate of $57,374. As of March 2021, the company had roughly $49,000 of cash on hand. As a result of low cash on hand, the founders anticipate funding the company until the conclusion of the crowdfunding raise.





Quarterly Net Income (Loss)
$-
$(100,000)
$(200,000)
$(300,000)
$(400,000)
$(500,000)
$(600,000)
$(700,000)
$(800,000)
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

INDUSTRY AND MARKET ANALYSIS

ReThink produces tummy-friendly, low-sugar ice cream products. According to IBISWorld, the ice cream production industry was projected to reach revenues totaling $8.1 billion in 2021. In 2021, the industry is expected to grow 3.6% relative to 2020. From 2016 to 2021, however, the industry has declined 1.8%. Given that milk is the primary ingredient used to produce ice cream, the research firm notes an increase in milk prices will likely raise input costs and revenue for producers. Typically, producers can pass on input price increases to consumers; however, if prices remain high for long periods, demand for specific products may weaken, ultimately harming industry revenue. The price of milk was expected to increase in 2020, representing a potential opportunity for the industry.[ix]

ReThink hopes to provide a tummy and diabetes-friendly alternative to traditional ice creams. According to the International Diabetes Federation (IDF), it is estimated that roughly 9.3% of adults aged 20–79 years, or 463 million people, are living with diabetes. In addition to these 463 million people, 1.1 million children and adolescents under the age of 20 live with Type 1 diabetes. Projections from the federation anticipate steady increases in the number of individuals with diabetes, with an estimated 578 million adults living with the disease by 2030 and 700 million by 2045.[x]

In the U.S. specifically, it is estimated that 34.2 million people—or 10.5% of the U.S. population—have diabetes. Of the 34.2 million, 26.9 million are diagnosed, and 7.3 million (21.4% of total individuals with diabetes) are undiagnosed, according to numbers from the Center for Disease Control and Prevention (CDC). Further, the CDC notes that 88 million Americans (34.5% of the U.S. adult population) have prediabetes.[xi]

ReThink also targets those who are lactose and milk protein intolerant. Lactose intolerance is an impaired ability to digest lactose, a sugar found in milk and other dairy products. Lactose is normally broken down by an enzyme called lactase, which is produced by cells in the lining of the small intestine. Approximately 65% of the human population has a reduced ability to digest lactose.[xii]



The company competes broadly within the food products industry. In 2020, the food products industry received $8.02 billion in venture capital across 1,184 deals, a 32% increase over 2019 in which the industry received $6.06 billion of investment. Other notable industry investment information includes:[xiii]

- Median pre-money valuation of $6.36 million, a 5% increase over 2019
- Median post-money valuation of $7.88 million, a 24% increase over 2019
- Median deal size of $1.28 million, a 60% increase over 2019
- $33.15 billion of venture capital received from 2010 to 2020, spread across a total of 9,339 deals



COMPETITORS



Halo Top: Founded in 2012, Halo Top Creamery is an ice cream company based in Los Angeles, California. Halo Top offers a variety of ice cream products, including dairy, non-dairy, and keto-friendly ice cream, as well as ice cream pops. The company's dairy ice creams, which range from 280 to 380 calories per pint, are available in 21 different flavors.[xiv] In August 2017, Halo Top became the #1 selling pint of ice cream in the U.S., beating out long-term industry giants. In November 2017, Time Magazine named Halo Top one of its top inventions of the year.[xv] According to *Financial Times*, the company raised a total of $1.5 million from a combination of friends and family, angel investors, and crowdfunding.[xvi] In September 2019, Halo Top was acquired by Wells Enterprises, the largest privately held, family-owned ice cream manufacturer in the United States, for an undisclosed amount.[xvii]



Ben & Jerry's: Founded in 1978, Ben & Jerry's is a Vermont company that manufactures ice cream, frozen yogurt, and sorbet. In addition to traditional ice cream products, Ben & Jerry's offers both light ice cream and non-dairy ice cream flavors. The company's non-dairy offerings are fair trade certified, non-GMO sourced, certified vegan, and made with almond milk or sunflower butter.[xviii] Ben & Jerry's "Moo-phoria" light ice cream offerings range from 190 to 220 calories per pint,



contain no sugar alcohols or substitutes, and are made with organic dairy products.[xix] In 2000, the company was acquired by Unilever for $326 million.[xx]



Rebel Creamery: Started after a successful Kickstarter crowdfunding campaign in December 2017, Rebel Creamery provides low net carb ice cream products. Rebel products are made from real cream and a low net carb range of 4 to 8 grams. Sweetened with erythritol, monk fruit, and chicory root, pints of Rebel ice cream range from 0 to 2 grams per pint. The company currently offers 20 different flavors, with pints priced at $5.99.[xxi] Rebel products are available at a variety of retailers, including Publix, H-E-B, Walmart, Kroger, 7-Eleven, Target, Whole Foods, Wegmans, and Meijer.[xxii]



Oatly: Founded in 1994, Oatly is a Swedish food brand specializing in dairy alternatives produced from oats. Currently, Oatly offers frozen desserts in eight different flavors, including Chocolate Chip, Coffee, Strawberry, and Salted Caramel. Oatly's frozen desserts feature a blend of non-GMO rapeseed oil and coconut oil, which the company uses to provide structure, mouthfeel, and consistency.[xxiii] As of February 2021, Oatly's products were available in 20 countries throughout North America, Europe, and Asia.[xxiv] In July 2020, Oatly raised a $200 million round led by Blackstone, with participation from Oprah Winfrey, Roc Nation, Natalie Portman, Howard Schultz, and Orkila Capital.[xxv] In February 2021, Bloomberg reported that Oatly was seeking a valuation of $10 billion for a potential IPO.[xxvi]

EXECUTIVE TEAM



George Haymaker, Founder and CEO: George Haymaker is the founder of ReThink and currently serves as the company's CEO. Prior to founding ReThink in 2017, Haymaker served as the operating partner of Counter Intelligence, where he oversaw operations for a nine-unit northern California group consisting of The Counter restaurant concept. Prior to Counter Intelligence, he served as CEO of TGEC Communications. Haymaker holds his bachelor's degree in Economics from Bucknell University.

PAST FINANCING

In addition to the past financing round below, ReThink received $20,000 in October 2020 as part of its participation in SKU's DFW Accelerator program. In exchange for the $20,000, SKU received 5% of all issued and outstanding units in the company on a fully diluted basis.

Round	Date	Amount	Security	Valuation Cap	Discount	Interest Rate
Pre-Seed	May 2020 – July 2020	$70,000	Convertible Note	N/A	20%	7%


Security Type: Crowd Note
Round Size: Min: $25,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $5,000,000
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Livestrong: Satisfy Your Sweet Tooth With 8 Scrumptious Frozen Desserts, Picked by a Dietitian
Nosh: ReThink Donates Ice Cream to 150 Hospitals Across California and Oregon
DiabetesStrong: ReThink – Low-Carb Ice Cream That Actually Tastes like Ice Cream!
WholeFoods Magazine: Hot Products: Fall 2020
TrendHunter: Digestion-Friendly Dairy Ice Creams
First for Women: Collagen Ice Cream is Anti-Aging For Your Skin, Bones, and Muscles

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

• Rapidly changing consumer preferences and market trends,
• Inability to expand and maintain market acceptance for the company's services and products,
• Inability to gain access to international markets and comply with all applicable local laws and regulations,



- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.idfa.org/ice-cream-sales-trends

[ii] https://medlineplus.gov/genetics/condition/lactose-intolerance/#frequency

[iii] https://www.diabetesatlas.org/en/sections/worldwide-toll-of-diabetes.html#:~:text=Diabetes%20is%20rising%20worldwide...,people%20%E2%80%93%20are%20living%20with%20diabetes.

[iv] https://www.homesteadcreameryinc.com/homestead-creamery-introduces-milk-line-a2-a2-proteins/

[v] https://www.homesteadcreameryinc.com/homestead-creamery-introduces-milk-line-a2-a2-proteins/

[vi] https://ir.unfi.com/home/default.aspx

[vii] https://www.kehe.com/wp-content/uploads/2018/09/Company-Overview-Updated-9-13-18.pdf

[viii] https://sku.is/alumni/

[ix] https://www.ibisworld.com/industry-statistics/market-size/ice-cream-production-united-states/



[x] https://www.diabetesatlas.org/en/sections/worldwide-toll-of-diabetes.html#:~:text=Diabetes%20is%20rising%20worldwide...,people%20%E2%80%93%20are%20living%20with%20diabetes.

[xi] https://www.cdc.gov/diabetes/data/statistics/statistics-report.html

[xii] https://medlineplus.gov/genetics/condition/lactose-intolerance/#frequency

[xiii] Pitchbook Data, as of February 2, 2021

[xiv] https://halotop.com/dairy-ice-cream

[xv] https://halotop.com/about-us

[xvi] https://www.ft.com/content/b5ffbe6e-1360-11e9-a168-d45595ad076d

[xvii] https://wellsenterprisesinc.com/news/wells_buys_halo_top

[xviii] https://www.benjerry.com/flavors/non-dairy

[xix] https://www.benjerry.com/flavors/moophoria

[xx] https://www.wsj.com/articles/SB955522850788928066

[xxi] https://rebelcreamery.com/collections/pints?page=2

[xxii] https://rebelcreamery.com/pages/where

[xxiii] https://us.oatly.com/pages/faqs

[xxiv] https://us.oatly.com/pages/about-the-company

[xxv] https://techcrunch.com/2020/07/14/blackstones-growth-investors-lead-a-200-million-investment-into-oatly-the-oat-milk-juggernaut/

[xxvi] https://www.bloomberg.com/news/articles/2021-02-05/oprah-backed-oatly-said-to-weigh-10-billion-value-in-u-s-ipo

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Midgie's Good Cream Inc.
4020 Borders Drive
El Dorado Hills, CA 95762

Ladies and Gentlemen:

The undersigned understands that Midgie's Good Cream Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A dated May 24, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on October 18, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this

Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4020 Borders Drive, El Dorado Hills, CA 95762 Attention: George Haymaker
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Midgie's Good Cream Inc.
By_____   Name: Title:

EXHIBIT D

Crowd Notes

Midgie's Good Cream Inc.

CROWD NOTE

FOR VALUE RECEIVED, Midgie's Good Cream Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is October 18, 2021

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



Decadent, tummy-friendly ice cream made with consumer health in mind

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

ReThink
ICE CREAM

Our Brand Story:
Change for the better.



THE PROBLEM

ReThink
ICE CREAM







TOO MUCH SUGAR

People want and need less sugar in their diets.[1]

DAIRY INTOLERANCE

People with dairy intolerance migrate to plant-based frozen dessert because they have limited options.

TASTE + TEXTURE

"Healthier" ice creams don't often deliver on taste & texture!

1 https://www.foodnavigator.com/Article/2020/01/15/Shifting-away-from-sugar-What-s-the-outlook-in-2020

THE SOLUTION



ReThink
ICE CREAM

Low Sugar;
Diabetic-friendly

Tummy-Friendly
- Lactose-free
- A2/A2 Dairy
- No Sugar Alcohol

Great Taste, Decadent Texture

PRODUCT POSITIONING

ReThink
ICE CREAM

Decadent, "better for you" ice cream that is tummy-friendly,* low in sugar, and diabetic-friendly


Re·THINK

*Tummy-friendly means using A2/A2 dairy, making it lactose-free, being low sugar and not using sugar alcohol. Re:Think resolves the aversion to lactose (milk sugar) and the A1 protein that is found in conventional milk today (due to cow mutation). Either one can cause stomach discomfort. Sugar alcohol can cause nausea.



ReThink
ICE CREAM
A1
A2
WHAT'S THE DIFFERENCE BETWEEN A1 AND A2 ANYWAY?
DO YOU EXPERIENCE STOMACH UPSET FROM DAIRY?
Here's why!
MOST PEOPLE THINK THEY SUFFER FROM LACTOSE INTOLERANCE. This is when the body doesn't have enough lactase enzyme to convert the milk sugar (lactose) into glucose in order to digest it.
What is A1?
MORE LIKELY IT IS AN INTOLERANCE TO THE A1 CASEIN PROTEIN FOUND IN MOST DAIRY TODAY. This A1 protein chain was introduced to dairy cows about 30 years ago as ranchers started crossbreeding cows. In our evolution, the human body had never digested the A1 protein. Today, many people have trouble digesting it which causes indigestion and cramping.
Yay for A2!
THAT'S WHY ReThink ICE CREAM IS DIGESTIBLE WITHOUT DISCOMFORT! We source A2/A2 Dairy from cows that don't have the A1 protein chain. We then convert the lactose into glucose — so if you are lactose-intolerant we've taken care of it for you!
WE USE LACTOSE-FREE A2 / A2 DAIRY BECAUSE WE WANT EVERYONE TO ENJOY AN INDULGENT ICE CREAM WITHOUT THE DISCOMFORT THAT MANY OF US EXPERIENCE FROM TODAY'S DAIRY.
A2/A2 DAIRY
ReThink
ICE CREAM
VANILLA SUPREME
Lactose-Free A2/A2 Dairy
FROM HAPPIER, HEALTHIER COWS
RETHINKICECREAM.US
@RETHINKICECREAM

ReThink
ICE CREAM

LACTOSE-FREE A2/A2 DAIRY

We source our dairy from A2 cows because it is "tummy-friendly" and the treatment of the A2 cow is more humane than with conventional dairy cows. A2 cows are absent of the A1 protein that is the source of stomach discomfort in so many people.















ReThink
ICE CREAM

We target two <u>large,</u> underserved audiences:
dairy intolerants and diabetic population



Keto, Gluten-free & Others
(Tertiary)

General Healthy Lifestyle
(Secondary)

Diabetics & PreDiabetics
(Primary)

34M Diabetics &
88M Pre-Diabetics
in U.S.[2]

118M U.S. consumers
experience some level
of dairy discomfort[1]

Dairy Intolerants (Primary)

1 https://www.foodnavigator-usa.com/Article/2020/08/14/With-millions-of-Americans-lactose-intolerant-should-dairy-remain-as-an-independent-recommended-food-group
2 https://www.cdc.gov/diabetes/library/features/diabetes-stat-report.html

CUSTOMER TESTIMONIALS





YOUR ICE CREAM IS DELICIOUS!

I'm diabetic & haven't eaten ice cream in years. Yours is the best. Omitting the sugar alcohol makes all the difference in taste...genius! I can finally eat ice cream again!! Thank you! I can't wait to try more flavors! — *@lagirl818*



I LOVE THAT IT HAS COLLAGEN so I can enjoy all of the benefits while indulging in ice cream! —*Mahya*



THIS HAS CHANGED MY LIFE! I'm not crazy about eating healthy but love that the whey isolate protein helps with building muscle and that it tastes just like regular ice cream, which is better for me! —*Steph*



PERFECTION!

Tastes like your favorite indulgent ice cream but fits in with your macros. —*@pipstar86*



I LOVE YOUR PRODUCT

so much. I even feel totally fine eating it for breakfast. —*April*

CREATIVE FLAVORS

ReThink
ICE CREAM


A2/A2 DAIRY
ReThink
ICE CREAM
MINT with CHOCOLATE FLAKES
LOW SUGAR*
TUMMY FRIENDLY
*65% less than typical ice cream
14 FL OZ (414ML)

*Rebranded packaging launching April 2021

All Natural Ingredients

- Almond with Chocolate Flakes
- Black Cherry Vanilla
- Cardamom Pistachio
- Chocolate Majesty
- Chocolate Almond Butter
- Coffee Hazelnut
- Lemon Poppy Seed
- Mint with Chocolate Flakes
- Strawberry Chia Seed
- Vanilla Supreme

THE ICE CREAM MARKET

$21.62B by 2024
North American Ice Cream
Market[1]

TAM
Better-For-You Dairy +
Non-Dairy

1 https://www.reportlinker.com/p05865860/North-America-Ice-Cream-Market-Growth-Trends-and-Forecasts.html?utm_source=GNW

BUSINESS MODEL



- Low Overhead (3 full-time employees)
- No Fixed Assets
- Scalable Model

Internal Functions

Recipe Development
Branding & Marketing
Sales
Operational Execution

Outsourced Functions

Food Science
Manufacturing
Distribution
Freezer/Logistics
PR
Social Media
Graphic Design
Influencer Marketing

KEY BUSINESS METRICS

ReThink
ICE CREAM

SALES



$455,000
$437,500
$420,000
$402,500

2019   2020

2020 Affected by Pandemic & Product Reformulation

Gross Margins – 46%

SRP – $6.99

490 retailers currently selling our product on west coast

Product reformulation now on shelves as of September 2020

DISTRIBUTION (WEST COAST)

ReThink
ICE CREAM

SOUTHERN CALIFORNIA

EREWHON   Gelson's   LAZY ACRES natural market

Bristol Farms   Jensen's MAKE EVERY DAY AN OCCASION!

NORTHERN CALIFORNIA

Raley's   MOLLIE STONE'S MARKETS   Draeger's MARKET   WHOLE FOODS MARKET

 BERKELEY BOWL MARKET PLACE   Nugget MARKETS   Lucky food maxx Save Mart   The SAVE MART COMPANIES

OREGON

SHERM'S Thunderbird Discount MARKET, Inc.    COMMUNITY VALUES Ray's FOOD PLACE LOCAL CHOICES   Ashland Food Co-op   MARKET OF CHOICE

Two National Distributors
KeHE & UNFI

Five DC's

490 retail store placements

Foodservice Initiative
Hospitals, Universities, Corporate cafes

THE TEAM

ReThink
ICE CREAM



George Haymaker
Founder & CEO



Jordan Parker
Director of Marketing



Jeremy Parker
Operations Manager

OUTSIDE ADVISORS – SKU Brand Accelerator (Kirsten Ross, Genevieve Gilbreath, Richard Ressler, Matt Pluim, Matt Bossier, Laura Baldwin, David Schneidman, Doug Granitz)

OUTSIDE CONTRACTORS – Mark Mandel (Dir. Of Sales), Aid & Abet (Brand Strategy), Amanda Shepherd (Social Media), Aly Anderson (Graphic Design), Alex Aspinal (Web Design), Power Digital (Influencer Agency), Startr Co. (PR Agency), Rex Creamery (Copacker), Jeff Brown/Emily Smith (Accounting)

FUNDING — USE OF FUNDS





Intermediary Fees
5%

PR
12%

Working Capital
20%

Social Media
Advertising
33%

Sampling
16%

Influencer
Marketing
14%

Appendices

CUSTOMER PROFILES



Primary Target
Retired Indulger



Secondary Target
Yoga Mom



Tertiary Target
Healthista

SOCIAL MEDIA TARGETED ADS

ReThink
ICE CREAM

TARGETED ADS

Re:THINK Ice Cream
September 1 at 3:52 PM
All ice cream is NOT created equal! Re:THINK Ice Cream is the first and only ice cream made with Collagen and Lactose-Free A2/A2 Dairy! Enjoy an indulgent ice cream with benefits.
Click here to find a store near you: www.rethinkicecream.us/where-to-buy
IMPROVE YOUR JOINT, SKIN, HAIR & NAIL HEALTH WHILE EATING ICE CREAM!
NEW FORMULA
ALL NEW!
NEW PACKAGING
INFUSED with
COLLAGEN & PROTEIN
Re:THINK
Ice Cream
for a HEALTHY LIFESTYLE
RETHINKICECREAM.US
Click here to find a store near you!
Re:THINK Ice Cream is currently sold at various grocery stores thro...
Shop Now

Re:THINK Ice Cream
September 1 at 4:01 PM
All ice cream is NOT created equal! Re:THINK Ice Cream is low sugar, low-glycemic, won't spike your blood sugar, and safer for diabetics than regular ice cream!
Click here to find a store near you: www.rethinkicecream.us/where-to-buy
IF YOU'RE DIABETIC OR PRE-DIABETIC RE:THINK ICE CREAM IS FOR YOU!
NEW FORMULA
ALL NEW!
NEW PACKAGING
LOW CARB
LOW SUGAR
LOW GLYCEMIC
Re:THINK
Ice Cream
for a HEALTHY LIFESTYLE
CHOCOLATE MAJESTY
RETHINKICECREAM.US
Click here to find a store near you!
Re:THINK Ice Cream is currently sold at various grocery stores thr...
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Re:THINK Ice Cream
September 1 at 4:08 PM
All ice cream is NOT created equal! Re:THINK Ice Cream is...
• Tummy-Friendly (Lactose-Free A2/A2 Dairy)
• Made with Collagen, Protein & Antioxidants
• Low Sugar & Low Calorie
• Diabetic & Keto-Friendly
Click here to find a store near you: www.rethinkicecream.us/where-to-buy
THE ONLY TUMMY-FRIENDLY DAIRY ICE CREAM IN THE WORLD!
NEW FORMULA
ALL NEW!
NEW PACKAGING
A2/A2 DAIRY
MADE WITH
LACTOSE-free
& COLLAGEN
Re:THINK
Ice Cream
for a HEALTHY LIFESTYLE
RETHINKICECREAM.US
Click here to find a store near you!
Re:THINK Ice Cream is currently sold at various grocery stores thro...
Shop Now

ORGANIZATION CHART

ReThink
ICE CREAM



George Haymaker III
Founder/CEO

Mark Mandel
Director of Sales
(Part-Time)

Jordan Parker
Director of
Marketing
(Full-Time)

Emily Smith
Accounting
(Part-Time)

Jeremy Parker
Operations
Manager
(Full-Time)

Rex Creamery
Co-Packer
(Part-Time)

Food Craft Labs
Food Scientist
(Part-Time)

GrassRoots
PNW Broker
(Part-Time)

SoCal/Arizona
Broker - TBD
(Part-Time)

Amanda Shepherd
Social Media
Manager
(Part-Time)

Aly Anderson
Graphic Designer
(Part-Time)

Alex Aspinal
Web Developer
(Part-Time)

PowerDigital
Influencer Agency
(Part-Time)





George Haymaker
Founder & CEO

ReThink
ICE CREAM

No-nonsense Start-up CEO/Operator who specializes in building businesses from scratch, and taking them to scale. Operates with a no-excuses philosophy, hard work is a given, and results are what matters. My greatest achievement is entering into and living successfully in Recovery for 10 years. I now live life with meaning, purpose and a laser-focus on being the best version of myself every day.

Professional Experience
Stouffer Hotels: Management Training Program to Director of Food & Beverage 1984-1990
Had overall responsibility for $20m in Sales at flagship hotel location.

Worldmark Materials Corp (metals manufacturing): Operations Specialist/Change Agent 1990-1993
Charged with finding value throughout Operations of Company's portfolio companies.

Coast Aluminum & Architectural (metals distributor): Chief Operating Officer/Partner 1993-2000
Oversaw the expansion of additional warehouses and annual sales from $10m to $80m

TGEC Communications (CLEC): CEO 2000-2007
Built telecom company from ground up. Model became obsolete when FDA reversed law requiring ILEC's sell phone service elements at a competitive cost.

Counter Intelligence LLC (Restaurant Holding Company): Operating Partner 2007-2018
Oversaw Operations for this 9-unit northern California group consisting of The Counter restaurant concept.

Midgie's Good Cream LP dba ReThink Ice Cream: Founder & CEO 2017-present
Built Company from scratch to its current state

Education
Boarding School (High School): The Lawrenceville School, Lawrenceville, NJ 1974-1977
Post-Graduate (High School): Geelong Grammar School, Geelong, Australia 1978
University (BA in Economics): Bucknell University, Lewisburg, PA 1979-1983



Jordan Parker
Director of Marketing

ReThink
ICE CREAM

Highly organized, detail oriented and creative entrepreneurial professional with a versatile background in merchandising, marketing, consumer relations, brand development, events/promotions and sales. I am passionate about growing brands and increasing market share through driving brand awareness, building partnerships and creating memorable experiential events.

<u>Professional Experience</u>
Gap Inc: Assistant Merchandiser, RMP Program, Marketing Manager - Banana Republic 1999-2004
Managed $40MM in annual retail volume, Mentored by CEO, Launched BR LUXE credit card & benefits program

HurryDate Speed-Dating Co Bay Area Director & Host 2002-2007
Launched West Coast, Grew market over 600%, negotiated lucrative wine, spirits and CPG sponsorships

Doce Vida Events Inc: Founder/CEO 2004-2012
Built a full-service events, marketing & staffing agency working with companies to build brand development via promotions, events and field marketing in both on/off premise.

Doce Vida Fitness Inc: Founder/CEO 2005-2012
Launched the first instantly slimming line of active wear for women. Spearheaded product design, packaging, production, financial planning, logistics/operations, consumer relations, marketing, public relations, promotions, POS development, wholesale/retail displays, e-commerce, partnerships, events and sales. Grew $2k investment to a high six figure company. Featured in O magazine, Yoga Journal, SELF, HEALTH

Young's Market Company Brand Development Manager - Bacardi USA, Brown-Forman, Remy-Cointreau 2011-2015
Conceptualized & implemented unique marketing programming & sponsorship opportunities, Grew sales by 25%

KRAVE Jerky Brand Marketing / PR & Partnerships 2015-2018
Managed $2MM marketing budget, Contributed to brand's 3x annual sales growth

ReThink Ice Cream Director of Marketing 2019-present
Lead strategy to implementation of scrappy, outside-the-box, grassroots marketing on a start up budget.

<u>Education</u>
Ashley Hall School (Grades 1-12) Charleston, SC 1984-1995
University of Florida (BS Advertising, Minor in Business) Gainesville, FL 1995-1999

ICE CREAM GALLERY

ReThink
ICE CREAM


Bristol Farms
Bristol Farms


Re:THINK
Ice Cream
HEALTHY LIFESTYLE
Re:THINK
Ice Cream
HEALTHY LIFESTYLE
Re:THINK
Ice Cream
HEALTHY LIFESTYLE




Re:THINK
Ice Cream
HEALTHY LIFESTYLE





Our Vision

To be the most loved and consumed better-for-you ice cream in the world.

ReThink
ICE CREAM

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

ReThink

ICE CREAM

ReThink Ice Cream Video Transcription
April 22, 2021

[Text Overlay: ReThink Ice Cream]

[Text Overlay: George Haymaker, Founder & CEO, ReThink Ice Cream]

Hello! I'm George Haymaker, the founder of ReThink Ice Cream. We make low sugar, tummy-friendly, dairy ice cream that's both decadent and delicious.

Our customers love us because we deliver the full experience of what ice cream should taste like, but without all that sugar and without the stomachache many people experience from dairy.

[Text Overlay: I love that it has collagen @Mahya]

[Text Overlay: I love your product so much @April]

[Text Overlay: Your ice cream is delicious! @lagirl818]

[Text Overlay: Perfection! @pipstar86]

[Text Overlay: This has changed my life! @Steph]

[Text Overlay: Responsible, tummy-friendly dairy ice cream that doesn’t sacrifice on the experience.]

It’s our mission to bring the joy and comfort we all get from a bowl of ice cream but do so in a way that’s more responsible to our health. Responsible, tummy-friendly dairy ice cream that doesn’t sacrifice on the experience. That’s ReThink.

[Rethink has launched an investment crowdfunding campaign. Anyone can invest (even if you don’t like ice cream).

Millions of people are intolerant to either the sugar or proteins found in most dairy today[1234]. Our dairy comes from a special type of cow, it’s called A2/A2 dairy. This dairy is free from the proteins that can bother the stomach. We then treat the sugar in the dairy to make it stomach-friendly. That’s our secret! Best of all, while our ice cream has some amazing health benefits, it’s just as delicious and creamy as your favorite brand, unlike some other better for you ice creams that can taste, well, artificial.

[Text overlay: A2/A2 dairy]

That’s a big reason to like ReThink. Another is our business model. It’s lean, low overhead and very scalable. Our model allows us to grow quickly through our established relationships with national distributors and retailers. As we scale, our goal is to generate more and more cashflow that can be reinvested in marketing.


SOUTHERN CALIFORNIA
EREWHON
LAZY ACRES
Jensen's
NORTHERN CALIFORNIA
Raley's
WHOLE FOODS
Nugget
SAVE MART COMPANIES
OREGON
MARKET OF CHOICE

[Text overlay: We’ve recently updated our branding and packaging. Looks pretty good, right?]

New investment will be used primarily for marketing to reach our target customers, activate them to trail our product, hopefully turning them into loyal customers.

Our plan is to be the leader in this new tummy-friendly ice cream category. The big difference? Our ice cream tastes great! Come be a part of this next great ice cream growth story!

[Text overlay: Invest Now!]

Issuer's Sources:

1) https://medlineplus.gov/genetics/condition/lactose-intolerance/#frequency
2) https://www.nichd.nih.gov/sites/default/files/publications/pubs/documents/NICHD_MM_Lactose_FS_rev.pdf
3) https://www.eatthis.com/milk-intolerance-a1-a2-casein/
4) https://www.motherjones.com/environment/2014/03/a1-milk-a2-milk-america/#:~:text=The%20A1%20milk%20hypothesis%20was,growing%20up%20in%20New%20Zealand.